UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Flamel Technologies, S.A.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

338488 109

(CUSIP Number)

Hope Flack
BVF Partners L.P.
227 West Monroe Street, Suite 4800
Chicago, Illinois 60606
(312) 263-7777

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 20, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 338488 109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Biotechnology Value Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 367,697

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 367,697

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 367,697

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.7%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Biotechnology Value Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 414,870

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 414,870

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 414,870

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.9%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BVF Investments, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 580,500

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 580,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 580,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.7%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Investment 10, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 85,020

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 85,020

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 85,020

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BVF Partners L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,448,087

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,448,087

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,448,087

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.7%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BVF Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,448,087

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,448,087

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,448,087

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.7%

14.	Type of Reporting Person (See Instructions) IA, CO

This Amendment No. 3 to Schedule 13D amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on April 21, 2005 by the Reporting Persons, as amended on July 19, 2005 and January 13, 2006, and is being filed by the Reporting Persons to disclose a decrease of more than 1% in their beneficial ownership of the Ordinary Shares.

Capitalized terms used herein and not defined herein have the meanings ascribed to them in the Schedule 13D. Except as specifically set forth herein, the information set forth in the Schedule 13D remains unchanged.

The Schedule 13D is hereby amended as follows:

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read in its entirety as follows:

The Reporting Persons’ percentage ownership of the Ordinary Shares is based on 21,751,950 shares being outstanding, as reported in Flamel's Report on Form 20-F for the fiscal year ended December 31, 2004.

(a)           BVF beneficially owns 367,697 Ordinary Shares, BVF2 beneficially owns 414,870 Ordinary Shares, Investments beneficially owns 580,500 Ordinary Shares, ILL10 beneficially owns 85,020 Ordinary Shares and each of Partners and BVF Inc. beneficially owns 1,448,087 Ordinary Shares, representing percentage ownership of approximately 1.7%, 1.9%, 2.7%, 0.4% and 6.7%, respectively.

(b)           Each of BVF, BVF2, Investments and ILL10 shares with Partners voting and dispositive power over the Ordinary Shares each such entity beneficially owns. Partners and BVF Inc. share voting and dispositive power over the 1,448,087 Ordinary Shares they beneficially own with BVF, BVF2 and Investments, and ILL10.

(c)           The following sales of Ordinary Shares have been made in the last sixty (60) days by the following Reporting Persons.

Sales of Ordinary Shares

Reporting Person BVF	Date 02/27/2006 03/01/2006 03/08/2006 03/14/2006 03/16/2006 03/24/2006 03/29/2006 04/20/2006 04/21/2006	Shares Sold 12,500 5,300 7,900 1,100 1,500 500 6,300 5,700 27,400	Weighted Average Price $24.4234 24.0483 22.7131 22.0119 21.7721 21.4000 21.9670 20.4500 N/A

Reporting Person ILL10	Date 02/27/2006 03/01/2006 03/08/2006 03/16/2006 03/29/2006 04/20/2006 04/21/2006	Shares Sold 4,000 1,000 3,000 1,000 2,000 1,000 5,000	Weighted Average Price $24.4234 24.0483 22.7131 21.7721 21.9670 20.4500 N/A

Reporting Person BVF2	Date 02/27/2006 03/01/2006 03/08/2006 03/14/2006 03/29/2006 04/20/2006 04/21/2006	Shares Sold 8,000 3,000 6,000 2,000 4,000 3,000 58,000	Weighted Average Price $24.4234 24.0483 22.7131 22.0119 21.9670 20.4500 N/A

Reporting Person Investments	Date 02/27/2006 03/01/2006 03/08/2006 03/14/2006 03/16/2006 03/29/2006 04/20/2006	Shares Sold 30,000 12,000 23,000 1,000 6,000 17,000 12,000	Weighted Average Price $24.4234 24.0483 22.7131 22.0119 21.7721 21.9670 20.4500

All of the above listed transactions occurring prior to April 21, 2006 were open market sales effected through Punk Ziegal & Company. The remaining transactions reflect the delivery of Ordinary Shares to close out a pre-existing boxed position.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 25, 2006

BIOTECHNOLOGY VALUE FUND, L.P.

By:	BVF Partners L.P., its general partner

	By:	BVF Inc., its general partner

		By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BIOTECHNOLOGY VALUE FUND II, L.P.

By:	BVF Partners L.P., its general partner

	By:	BVF Inc., its general partner

		By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF INVESTMENTS, L.L.C.

By:	BVF Partners L.P., its manager

	By:	BVF Inc., its general partner

		By:	/s/ Mark N. Lampert
Mark N. Lampert
President

INVESTMENT 10, L.L.C.
By:	BVF Partners L.P., its attorney-in-fact

	By:	BVF Inc., its general partner

		By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS L.P.

By:	BVF Inc., its general partner

	By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF INC.

By:	/s/ Mark N. Lampert
Mark N. Lampert
President